Brand Analysis



2016 W. 119th
Chicago, IL 60643

Ena Jones



What We’re Cookin’

- ***Convenience Reimagined***
  - Brand Proposition
  - Core Mission & Value
  - Fact, Geography & More
  - Community & Customers
  - Competitor Analysis
  - Roots & Vine Brand Potential
    - Future brand development

Brand Proposition

- Roots & Vine Produce and Café will be a **cashless** chain /franchise of convenience store and quick service retail food establishments located in blighted urban neighborhoods within food deserts.

- Our main focus is bringing good quality produce, bulk dry goods and whole food products closer to those who need it most.

- The world is moving to a cashless society, Roots & Vine will lead the way at the convenience store level! This innovative move reduced the risk of robbery, theft and insurance as well as assists in inventory control, bookkeeping, social media, collaborated app services, payroll and many other areas of business.

Core Mission & Values

Rooted in love, we encourage our family, friends and neighbors of the community to embrace a healthy, wholesome and nutritious lifestyle, starting with the right foods.

Expect; High Quality, Respect, Integrity & Trust. Delivered.

Facts, Geography & More

- There are NO convenience stores on the 127th corridor from I94 through to Halsted.
- There are NO coffee shops/cafés in the zip code.
- Roseland and West Pullman communities (60628) has a populous of more than 72,000 residents and 28,000 housing units. One of the largest communities on Chicago's Southside.
- "In 2016 households with an income level below $70k attract convenience store shoppers."
- "Also in 2016, convenience stores captured 85% of all sales from just six categories: cigarettes, beverages, candy, beer, salty snacks and other tobacco."

Facts, Geography & More Cont'd

- Traditional convenience store model has not changed in generations & decades of existence.
- A Cashless system allows a greater level of safety and security for staff as well as the customer. It also has a huge benefit for every level of organization, from inventory control to payroll.
- They offer snacks, junk foods and prepackaged food like products that have little to no nutritional value.
- Chicago has many food deserts within the city.
- Most convenience stores don't change with food trends; not offering organic, vegan or gluten free options.
- "Recent sales trends magnify the degree in which consumers seek fast, economical and increasingly healthy options from their convenience stores."

Community & Customers

- The median income of the Roseland/ West Pullman community is less than 37k. That's more than 30% of individuals below the poverty level.
- More than 10,000 households in these communities receive SNAP benefits. Averaging about $125 per person
- "About .40 or every food stamp dollar goes to basics like bread, milk, eggs, fruit and vegetables and .20 on salty snacks and drinks."
- Capturing only 5% of the community per month will generate up to $62,500 month in gross sales.

Competitor Analysis

- ***Roots & Vine Produce and Café*** has no direct competition at the convenience store level.
- Rosebud Farms (1.4m) low quality foods and service, bad community reviews
- Perry Foods (1.2m) traditional low quality items, no fresh produce
- The Warehouse (1.4m) low quality foods, limited fresh produce
- All of these competitors are family ran and owned by people who are not from or live in the community.
- None of our competitors offer delivery, or are diverse in employing people from the community
- There are NO Community coffee shops/café in the entire zip code.

Brand Potential

- ***Roots & Vine Produce and Café*** has the potential to position this company to be a chain of convenience stores to relieve blighted communities of food deserts that are laden with subpar food choices offered by traditional neighborhood stores.
- Franchise options will be preference to Women of Color with children who are over 30 years of age with an annual income below 50k
- The more stores the more wholesale buying power we can divide amongst future locations.
- It is within the power of convenience stores to change the narrative of health in our communities.